

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

<u>Via E-mail</u>
Atonn F. Muhammad
Chairman and CEO
The Real Hip-Hop Network, Inc.
1455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

> **Re:** **The Real Hip-Hop Network, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2013**
> **Filed July 09, 2013**
> **Form 10-Q for the quarterly period ended June 30, 2013**
> **Filed August 13, 2013**
> **File No. 000-54062**

Dear Mr. Muhammad:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 1. Business, page 3</u>

1.      Your disclosure regarding the Licensing Agreement suggests that the license is currently in effect. However, it appears from Section 3.1 of the amended Licensing Agreement that the license is not in effect until the company meets the net revenues or funding requirements. Please advise and revise your disclosure as appropriate.

2.      Please clarify throughout your business disclosure what actions and operations relate to the company versus the company's parent, SSM Media Ventures Inc., or the Licensor, The Real Hip-Hop Network, Broadcast Corp.

3.      Please clarify your statement on page 5 that "RHN has also beta tested its content to over 164,000,000 households in Africa, Europe, and the Middle East through an informal

available time brokerage agreement with Ethiopian Broadcast System (EBS)." Explain whether 164 million households actually ordered or watched the RHN content, and disclose the material terms of the time brokerage agreement with EBS.

Plan of Operation, page 14

4.    Please provide disclosure about what steps the company has taken since entering into the Licensing Agreement to meet the conditions of the agreement, to further the company's business plan and to begin operations. Discuss with specificity any expenses incurred for these activities.

Item 9A(T). Controls and Procedures, page 32

5.    We note that your annual report does not include a report of management's assessment regarding internal control over financial reporting. We also note your statement that you are relying on "a transition period established by rules of the Securities and Exchange Commission for newly public companies." Please note that your facts do not fit within the parameters of Instruction 1 to Item 308. In addition, your facts do not fit within the circumstances set forth in the Division of Corporation Finance's Compliance and Disclosure Interpretations, Regulation S-K, Section 215.02, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml. Therefore, please amend your Form 10-K to provide management's annual report on internal control over financial reporting, as required by Item 308 of Regulation S-K.

Item 10. Directors, Executive Officers and Corporate Governance, page 33

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 35

6.    Please separately list Mr. Antonn Muhammad in the beneficial ownership table and include in his beneficial ownership amount the shares owned by SSM Media Ventures over which he has voting and/or investment control.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 35

7.    We note that you have no disclosure of any transactions pursuant to Item 404 of Regulation S-K. Please revise to provide all the disclosure required by Item 404 for the time periods specified in Instructions 2 to Item 404(d). For example, we note the transactions you disclosed pursuant to Item 404 in your registration statement on Form S-1, file number 333-190837, filed on August 27, 2013.

Form 10-Q for the period ended June 30, 2013

8.      Please revise your disclosure to comply with any comments issued on the Form 10-K that would apply to disclosure in the Form 10-Q.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

9.      You appear to describe your relationship with DirecTV and DISH Network on page 13 as if you had a binding and enforceable contract.  Please advise whether you have a binding and enforceable contract with these satellite operators and revise your disclosure as necessary.  If you do not have binding and enforceable contracts, disclose the current state of negotiations and the steps necessary to achieve such binding and enforceable contracts.  File any agreements as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director


cc:     Via E-mail
        Timothy S. Orr, Esq.
        The Law Offices of Timothy S. Orr, PLLC